UNITED  STATES
                   SECURITIES  AND  EXCHANGE  COMMISSION
                          WASHINGTON,  D.C.  20549


                               SCHEDULE  13D


                 UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934
                              (AMENDMENT  NO.  1)*


                             JK  ACQUISITION  CORP.
                             (Name  of  Issuer)

                   Common  Stock,  par  value  $.0001  per  share
                       (Title  of  Class  of  Securities)

                                 47759H  304
                               (CUSIP  Number)

                            Randall  W.  Heinrich
                          8 Greenway Plaza, Suite 818
                             Houston, Texas 77046
                               713-951-9100
       (Name,  Address,  and  Telephone  Number  of  Person  Authorized
                   to  Receive  Notices  and  Communications)

                             July  21,  2008
     (Date  of  Event  which  Requires  Filing  of  this  Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            CUSIP  No.  47759H  304
________________________________________________________________________________
     1)     Names  of  Reporting  Person

                    Keith  D.  Spickelmier

                    S.S. or I.R.S. Identification No. of Above Person (entities only)

 _______________________________________________________________________________
     2)     Check  the Appropriate Box if a Member of a Group (See Instructions)

                    (a)  [  ]
                    (b)  [  ]
________________________________________________________________________________
     3)     SEC  Use  Only
________________________________________________________________________________
     4)     Source  of  Funds:
                    PF
________________________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                    N/A
________________________________________________________________________________
     6)     Citizenship  or  place  of  Organization:
                    United  States  of  America
________________________________________________________________________________
              (7)     Sole  Voting  Power
Number  of            52,696,001
Shares
Bene-
ficially      (8)     Shared  Voting  Power
owned  by             -0-
Each
Report-
ing  Person   (9)    Sole  Dispositive  Power
With                 52,696,001

              (10)  Shared  Dispositive  Power
                    -0-
________________________________________________________________________________
     11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting Person:
                     52,696,001
________________________________________________________________________________
     12)     Check  if the Aggregate Amount in Row (11) excludes certain shares:
                    [   ]
________________________________________________________________________________
     13)     Percent  of  Class  Represented  by  Amount  in  Box  (11):
                  91.3% or (if James P. Wilson were to convert in its entirety a promissory note executed by the Issuer in his favor) 43.4%
________________________________________________________________________________
     14)     Type  of  Reporting  Person
             IN

                             PURPOSES OF AMENDMENT

         This Amendment No. 1 to Schedule 13D relates to shares of common stock in JK Acquisition Corp., a Delaware corporation (the "Issuer"). This Amendment No. 1 supplements and amends the initial statement on Schedule 13D filed on April 14, 2006 (the "Initial Statement") by Keith D. Spickelmier. This Amendment No. 1 is being filed to report a change in Mr. Spickelmier's beneficial ownership due to the issuance of a convertible promissory note. Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement.

ITEM  1.  Security  and  Issuer

          The second sentence of Item 1 of the Initial Statement is being amended to read in its entirety as follows:

          "The principal executive offices of the Issuer are located at 4265 San Felipe, Suite 1100, Houston, Texas 77027."

ITEM  2.  Identity  and  Background

          Item 2(a) of the Initial Statement is being amended to read in its entirety as follows:

          "(a)     This Statement is filed by Keith D. Spickelmier as the
          beneficial owner of 52,696,001 shares of Common Stock. The preceding number of shares makes Mr. Spickelmier a 91.3% beneficial owner of the shares of Common Stock, or (if James P. Wilson were to convert in its entirety a promissory note executed by the Issuer in his favor) a 43.4% beneficial owner of the shares of Common Stock."

ITEM  3.  Source  and  Amount  of  Funds  or  Other  Consideration

     Item 3 of the Initial Statement is being amended to read in its entirety as follows:

          "Mr. Spickelmier purchased the 485,763 shares of Common Stock owned by him with his personal funds. Moreover, Mr. Spickelmier used his personal funds to loan to the Issuer an amount that (with accrued interest) totaled an aggregate of $417,681.90 as of July 21, 2008. On July 21, 2008, the Issuer executed in favor of Mr. Spickelmier by a promissory note convertible into up to 52,210,238 shares of Common Stock to represent the outstanding indebtedness."

ITEM  5.  Interest  in  Securities  of  the  Issuer

     Item 5 of the Initial Statement is being amended to read in its entirety as follows:

          "Mr. Spickelmier owns outright 485,763 shares of Common Stock for which he is the beneficial owner. Moreover, Mr. Spickelmier is the beneficial owner of 52,210,238 shares of Common Stock into which a convertible promissory note, in the original principal amount of $417,681.90 executed on July 21, 2008 by the Issuer in favor of Mr. Spickelmier, can be converted at any time. Based on the foregoing, Mr. Spickelmier acknowledges that he is the beneficial owner of 52,696,001 shares of Common Stock for which he has sole voting and investment power. Other than for his receipt of the convertible promissory note described above, Mr. Spickelmier has not effected any transaction in or with respect to the Common Stock during the past 60 days."

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Initial Statement is being amended to read in its entirety as follows:

         "As of July 21, 2008, the Issuer owed to Mr. Spickelmier an aggregate of $417,681.90, which was represented by a promissory note convertible into up to 52, 210,238 shares of Common Stock."

ITEM  7.  Material  to  Be  Filed  as  Exhibits

     Item 7 of the Initial Statement is being amended to read in its entirety as follows:

"Exhibit
 Number       Exhibit Title

10.1 Convertible Promissory Note dated July 21, 2008 in the original principal amount of $417,681.90 executed by the Issuer in favor of Keith D. Spickelmier"

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July  24,  2008



:/S/   Keith  D.  Spickelmier
 ----------------------------
     Keith  D.  Spickelmier,  individually

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                             (SEE 18 U.S.C. 1001).